File No. 70-9771



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Amendment No. 3

                                       to

                           APPLICATION OR DECLARATION

                                       on

                                    FORM U-1

                                      under

                 The Public Utility Holding Company Act of 1935


               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

MOBILE ENERGY SERVICES COMPANY, L.L.C.     MOBILE ENERGY SERVICES HOLDINGS, INC.
          50 Bay Bridge Road                         50 Bay Bridge Road
         Mobile, Alabama 36610                     Mobile, Alabama 36610


                (Name of top registered holding company parent of
                          each applicant or declarant)

                              The Southern Company
                            Tommy Chisholm, Secretary
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)
        The Commission is requested to mail signed copies of all orders, notices and communications to:

     Thomas A. Fanning                              Mark F. Sundback
 Executive Vice President                        Andrews & Kurth L.L.P.
   The Southern Company                1701 Pennsylvania Avenue, N.W., Suite 300
270 Peachtree Street, N.W.                       Washington, D.C. 20006
  Atlanta, Georgia 30303

                                John D. McLanahan
                             Robert P. Edwards, Jr.
                              Troutman Sanders LLP
                     600 Peachtree Street, N.E., Suite 5200
                           Atlanta, Georgia 30308-2216

Item 1.
         Mobile Energy Services Company, L.L.C. ("Mobile Energy"), Mobile Energy Service Holdings, Inc. ("Holdings"), both of 50 Bay Bridge Road, Mobile, Alabama 36610 (collectively the "Debtors"), and The Southern Company ("Southern"), 270 Peachtree Street, N.W., Atlanta, Georgia 30303, a holding company registered pursuant to the Public Utility Holding Company Act of 1935, as amended (the "Act") (the three of which are the "Applicants") file this second amended and restated application and declaration dated July 17, 2003 (the "Second Amended Application") in order for Applicants to obtain that authorization necessary under the Act to perform those acts and consummate such transactions contemplated as part of the solicitation and approval process and implementation of a proposed Third Joint Plan of Reorganization, as Modified, Proposed by Mobile Energy Services Company, L.L.C. and Mobile Energy Services Holdings, Inc. ( the "Third Plan, as Modified") to be filed by the Debtors in their Chapter 11 bankruptcy cases. Specific provisions of the Act and facts involving the Applicants are discussed in Item 3, Part B., infra. The Third Plan as Modified will be subject to comment by interested parties, including creditors, in the course of review by the United States Bankruptcy Court for the Southern District of Alabama (the "Bankruptcy Court"). The Third Plan as Modified and the Second Amended Disclosure Statement as Modified, Accompanying the Third Plan as Modified (the "Second Amended Disclosure Statement as Modified"), are attached as exhibits hereto. The Third Plan as Modified supercedes the First Amended Joint Plan of Reorganization dated September 15, 2000 ("First Plan"), the Second Plan of Reorganization filed on February 21, 2001 and the Second Plan of Reorganization, as Modified, filed on April 25, 2001, although it is very similar to those prior plans.
         As was the case for the initial U-1 application and declaration filed by the Applicants on October 16, 2000 (the "Application") and the amended application and declaration filed on April 11, 2001 (the "First Amended Application"), the purposes of the transactions described herein are to (1) permit Mobile Energy and Holdings to reorganize and emerge from bankruptcy; (2) maximize the recovery of Mobile Energy's bondholders on their capital investment; (3) eliminate the direct and indirect equity ownership of Southern in Mobile Energy and Holdings; and (4) allow Mobile Energy to operate as a qualifying facility under the Public Utility Regulatory Policies Act of 1978 ("PURPA") after the effective date of the Third Plan as Modified, which will cause Mobile Energy and Holdings to no longer be subject to the Act.
         The Third Plan as Modified has been precipitated by a number of circumstances. The contemplated reactivation of pulp mill operations by Jubilee Pulp Inc. (the "New Pulp Mill"), part of the First Plan, has not materialized. The conditional settlement agreement with Kimberly-Clark Corporation (the "KC Settlement"), another part of the First Plan, has been rendered void ab initio


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

because of the failure of certain conditions precedent. Additionally, increased natural gas prices relative to previous forecasts and forecasters significantly increased their price estimates for future periods, which made it more difficult to proceed with a planned 165 megawatt cogeneration project (the "Cogen Project") than previously contemplated. Therefore, the Second Plan built upon many of the features incorporated in the First Plan, while eliminating the presence of the New Pulp Mill, the KC Settlement, or the development and operation of the Cogen Project.1
         The Third Plan as Modified is supported by the Bondholder Steering Committee, whose members collectively hold in excess of 70% of the taxable bonds and in excess of 64% of the tax-exempt bonds of Mobile Energy. The Bondholder Steering Committee includes Wachovia Bank, National Association, formerly known as First Union National Bank, the indenture trustee for each of the two bond issuances, as an ex officio member. The indenture trustees represent all of the bondholders.
         Upon implementation of the Third Plan as Modified (as was true under the prior plans), the ownership interests of Southern and its affiliates in the Debtors will be terminated. The effect of Southern's disaffiliation with the Debtors is beneficial to Southern because Southern has written off its investment in the Debtors for financial accounting purposes and it removes a drain on Southern's management's time and attention. Southern and its affiliates will have substantially reduced obligations going forward with respect to Mobile Energy and Holdings.
         Mirant Services L.L.C ("Mirant Services"), previously known as Southern Energy Resources, Inc. ("Southern Energy Resources"), operated Mobile Energy's facilities through March 31, 2001. Southern guaranteed certain of Mobile Energy's obligations to its existing customers in 1995, and such guarantees will remain in place but Mobile Energy will indemnify Southern against any liability under those guarantees.
         Petitioners request authorization necessary for solicitation2 regarding the Third Plan as Modified pursuant to Sections 11(g) and 11(f) of the Act, and authorization necessary under Section 12(e) to solicit consents and approvals necessary from the holders of securities of Mobile Energy and Holdings, along

____________________

1 The Third Plan as Modified as filed on December 14, 2001, contained an election for the bondholders to receive either shares of stock of Holdings, or member interests in Mobile Energy. Which election to make depended on a variety of factors, including whether the Internal Revenue Service would issue a private letter ruling on certain income tax matters. The Internal Revenue Service declined to issue any ruling on the matter so the Debtors and the bondholders have decided not to pursue a plan with the election to receive member interests in Mobile Energy. Consequently, the Third Plan as Modified as reflected in Exhibit A-2 provides that the bondholders will receive shares of stock of Holdings without an election otherwise. As such, the Third Plan as Modified is very similar to the Second Plan of Reorganization, as Modified, filed on April 25, 2001.

2 The materials that will be forwarded in conjunction with the solicitation include the Third Plan as Modified, the Second Disclosure Statement, and exhibits thereto, and the ballots and notice of confirmation hearing. All of these materials (except certain of the exhibits to the Second Disclosure Statement) are attached as exhibits to this filing.


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

with such other ancillary and related authorizations as are necessary to implement the Third Plan as Modified, as more fully described below in Item 3. The Debtors expect that implementing the Third Plan as Modified will not have a negative or positive material impact on the balance sheet of any entity in the Southern Company system as of the effective date of the Third Plan as Modified.

     A.   Overview

          1.   Timing of the Transactions under the Third Plan as Modified

         Mobile Energy and Holdings cannot continue to operate as Chapter 11 Debtors indefinitely. Their resources are limited. Expeditious review would be consistent with the sound policy goals of reducing the period of uncertainty and maximizing recovery for the creditors. Without the Third Plan as Modified, bondholders will not enjoy the level of recoveries reflected in the Third Plan as Modified. Based upon an analysis contained in the Second Amended Disclosure Statement as Modified (see Article XI thereof), the Debtors believe that parties in interest will receive more under the Third Plan as Modified than they would receive in a Chapter 7 liquidation of the Debtors.

          2.   Background and History

               a.   Identification of Entities

         Southern is a public utility holding company registered under the Act which holds the securities, directly or indirectly, of six operating public utility companies.3 It also holds, directly or indirectly, the securities of energy-related companies, Exempt Telecommunications Companies, Exempt Wholesale Generators and Foreign Utility Companies and authorized intermediate and special purpose subsidiaries. The integrated Southern electric system provides electric power in the majority of the states of Alabama and Georgia and portions of Florida and Mississippi, operating centrally dispatched electric power generation transmission and distribution assets. As of December 31, 2002, Southern's consolidated capitalization (excluding current portions) was approximated $20 billion, comprised of 43.4% common stock equity, 13.5% preferred stock and preferred securities, and 43.1% debt. Including current portions, as of December 31, 2002, Southern's consolidated capitalization was $23 billion, comprised of 38.3% common stock equity, 12.0% preferred stock and preferred securities, and 49.7% debt.4

__________________________

3 These companies are Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Savannah Electric and Power Company, and Southern Power Company. Alabama Power Company and George Power Company each own 50% of Southern Electric Generating Company.

4 The foregoing capital structure does not reflect the incurrence of potential liability pursuant to various guarantees and contingent obligations described in Item 3.B.2, since the scope and potential exposure ultimately incurred (if any) is at present unknown (and may never materialize).


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


               b.   History

          i.   Through The Creation of Mobile Energy

         The facilities at issue are located inside a large pulp, paper and tissue manufacturing complex in Mobile, Alabama (the "Industrial Complex"). Some of the facilities now owned by Mobile Energy were originally constructed by the Scott Paper Company in the early 1960s; additional generation capacity was added in the mid-1980s; and a new recovery boiler was added in 1994. Some of the facilities (e.g., recovery boiler capacity) were financed with Industrial Revenue Bonds ("IRB") issued by the Industrial Development Board ("IDB") of the City of Mobile, Alabama, and leased to Scott Paper. In 1985, the Federal Energy Regulatory Commission determined the then-existing facilities constituted a qualifying cogeneration facility under PURPA.5
         In 1993, Scott announced that it was interested in redeploying the significant capital invested in the energy infrastructure of its enormous mill operations in the Industrial Complex. To achieve that goal, Scott offered to sell the energy facilities, black liquor recovery equipment, and related assets, permits, and agreements (the "Energy Complex"). Negotiations resulted in a proposal to sell all right, title and interest of Scott in the Energy Complex to Holdings. On December 13, 1994, the Commission authorized Southern to organize Holdings as a new subsidiary and acquire all of its common stock. That new entity would then enter into an asset purchase agreement with Scott for the Energy Complex. Upon the acquisition of the Energy Complex, the new entity became an "electric utility company" within the meaning of Section 2(a)(3) of the Act.6 Holdings entered into three separate 25 year energy services agreements with the owners of each of the pulp, paper and tissue mills within the Industrial Complex, pursuant to which Holdings would provide power and steam processing services to each of those mills and liquor processing services to the pulp mill (the "Energy Services Agreements"). The December 13, 1994 Commission order also recognized that under the terms of the acquisition documents, Holdings and Scott agreed to indemnify each other with respect to environmental claims relating to the Energy Complex and each of the three mills to the extent such claims arose after closing of Holdings' acquisition of the Energy Complex. Southern proposed to guarantee uninsured claims against the new entity under the terms of the environmental indemnity agreements in an aggregate amount not to exceed $15 million, as escalated by a measure of inflation.7
         On July 13, 1995, the Commission issued further authorizations relevant to Mobile Energy and Holdings. Particularly, the Commission authorized Southern and Holdings to organize Mobile Energy as a limited liability company subsidiary


_________________

5    Scott Paper Co., 32 FERC (CCH)P. 62,175 (1985).

6    SEC Release No. 35-26185 (Dec. 13, 1994).


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

of Holdings. The Commission also authorized Holdings to transfer ownership of the Energy Complex and related assets to Mobile Energy, which would assume all liabilities and obligations of Holdings relating to the Energy Complex.8 The Commission also authorized issuance by Mobile Energy of First Mortgage Bonds in one or more series on or before December 31, 1995 with final maturities of from 10 to 22 years from financial closing and a weighted average life from 12 to 15 years. The Commission's July 13, 1995 Order also discussed the tax-exempt bonds and other sources of capital.9

     Mobile Energy was formed as a limited liability company in the State of Alabama on July 13, 1995. Mobile Energy acquired ownership from Holdings of the Energy Complex on July 14, 1995.

          ii.  Ownership Structure upon the Creation of Mobile Energy

         At the time of Mobile Energy's formation, Mirant Services' predecessor Southern Energy Resources became the holder of 1% of the equity interests in Mobile Energy, which 1% interest has now been transferred to Holdings. Mobile Energy owns and operates the Energy Complex. Mobile Energy provides power and steam processing services to the mills located in the Industrial Complex and processed certain chemicals that were the by-product of the pulp mill, until the pulp mill ceased producing pulp in September 1999. Prior to the replacement of Mirant Services as operator as detailed below, Mobile Energy's facilities were to be operated by Mirant Services pursuant to the Facility Operations and Maintenance Agreement between Mobile Energy and Mirant Services dated as of December 12, 1994 (the "Mobile Energy Operating Agreement"). As stated above, the Mobile Energy Operating Agreement terminated on March 31, 2001. Although the Mobile Energy Operating Agreement has terminated, Mobile Energy is obligated to reimburse Mirant Services for certain amounts incurred by Mirant Services in connection with it's operation of the Energy Complex through March 31, 2001.

          iii. Events Precipitating the Bankruptcy Filings

         The mill facilities in the Industrial Complex are vast, covering more than 700 acres, representing Scott's second largest production facility in the world measured by tonnage. As noted above, the Energy Complex was constructed specifically to serve the Scott mill operations. Scott in late 1995 was merged into a subsidiary of Kimberly-Clark Corporation, and the resulting entity was renamed Kimberly Clark Tissue Company ("KCTC"). As a consequence of the merger, KCTC became Mobile Energy's largest customer, representing approximately 75% of

________________________

7    Id.

8    SEC Release No. 35-26330.

9    Id.


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

Mobile Energy's revenues in 1998. Of that amount, KCTC's pulp mill accounted for approximately 50% of Mobile Energy's revenues. The pulp mill also provided 85% of the fuel used by the Energy Complex in the form of biomass and black liquor. However, in 1998 KCTC notified Mobile Energy that KCTC would close its pulp mill and terminate its contract to purchase energy services from Mobile Energy for the pulp mill effective September 1, 1999.
         In sum, closure of the pulp mill meant that the Debtors' revenues would be significantly reduced while unit costs of electricity produced in the Energy Complex would be increased. Obviously, the pulp mill closure meant that Mobile Energy's largest purchaser would cease buying energy services and Mobile Energy would lose the related revenue. Further, closure of the Pulp Mill also altered the demand for steam relative to the demand imposed on the Energy Complex for electricity, with the result that Mobile Energy's cost of electric power generation was increased. Closure of the KCTC pulp mill meant that the by-products of pulping operations which had served as a plentiful and inexpensive source of fuel for the Energy Complex (i.e., biomass and black liquor) would no longer be available.
         On December 7, 1998, KCTC served on Mobile Energy a Notice of Arbitration (the "Arbitration") concerning matters related to KCTC's announced intention to cease pulping operations at the Pulp Mill and to institute a "Pulp Mill Closure," within the meaning of the Master Operating Agreement, which Debtors disputed. In response, on December 15, 1998, the Debtors brought an action in Alabama State court to enjoin the Arbitration. After a hearing on January 8, 1999, a temporary restraining order against the Arbitration was issued to stop it from going forward until January 15, 1999.

          iv.  The Bankruptcy and Its Aftermath

         The consequences anticipated from the loss of the KCTC pulp mill operations triggered the filing by Mobile Energy and Holdings of cases under Chapter 11 of the United States Bankruptcy Code on January 14, 1999. Both entities filed as debtors in possession continuing their operations; as a result, no trustee or receiver has been appointed by the Bankruptcy Court. With the filing of the Chapter 11 cases, the Arbitration and the Debtors' December 15, 1998 action to enjoin the Arbitration were automatically stayed. On the Petition Date, the Debtors commenced an adversary proceeding against KCTC in the Bankruptcy Court seeking, among other things, money damages and/or rescission of Mobile Energy's contracts with KCTC.
         The Bankruptcy Court ultimately ordered that the issues of whether KCTC had effected a "Pulp Mill Closure" (as defined in the Master Operating Agreement), and if so, whether Mobile Energy could reinstate the energy services agreement, under the contracts between KCTC and Mobile Energy be arbitrated, and


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

a hearing was held before the arbitrator in July 1999. In August 1999, the parties requested the arbitrator to postpone the announcement of a decision pending the outcome of settlement discussions between Mobile Energy and KCTC. Those negotiations led to the KC Settlement Agreement and in the filing with the Bankruptcy Court of the Motion to Compromise Controversy Involving KCTC on December 31, 1999, described in Item 1, Part A. 3.a., infra. The KC Settlement Agreement was approved by the Bankruptcy Court; however, it contained several conditions and provided that if these conditions were not satisfied that it would become void ab initio, i.e. it would be treated as if it were never entered. As discussed below, the KC Settlement Agreement ultimately was unwound due to a failure of conditions.
         Building upon the progress represented by the KC Settlement Agreement, the participants, including the Debtors, the Bondholder Steering Committee, KCTC and Mirant Corp., formerly known as Southern Energy, Inc., subsequently negotiated the First Plan. The First Plan contemplated resumption, on a reduced scale, of pulp mill operations under different ownership (thereby increasing revenues Debtors would have received and providing an important source of fuel for Mobile Energy's facilities), a more efficient use of resources (e.g., a recovery boiler) within the Energy Complex (enhancing the cash stream accessible by Debtors), the possible expansion of electric generating capacity through the Cogen Project, involving the purchase of a combustion turbine and development of a 165 megawatt facility (requiring additional investment but also offering the potential of significantly increased cash flows), and a revised agreement to provide energy services to the tissue mill within the Industrial Complex.
         Under the First Plan and as part of the KC Settlement, Mobile Energy would have been paid approximately $30 million by KCTC, would have received real property and easements necessary to effectuate the First Plan, while Mobile Energy would have provided KCTC with a warehouse, the No. 6 Power Boiler and a security interest in certain wires. Additionally, a "New Tissue Mill ESA" between Mobile Energy and KCTC was premised on the KC Settlement, which would have superseded the prior Tissue Mill ESA.
         Further, the First Plan contemplated expansion of electric generation within the Industrial Complex, pursuant to the MESC Cogeneration Development Agreement (the "Cogeneration Development Agreement"), as amended by CDAA No.1, as described more fully in Item 1, Part B, infra.
         Additionally, the First Plan incorporated the development and operation of a new 800 short ton per day pulp mill to be developed with the Industrial Complex. Jubilee Pulp and Mobile Energy entered into a term sheet concerning such a pulp mill, and obtained an option from KCTC to acquire certain property necessary to construct and operate such a pulp mill. Ultimately, development of the pulp mill did not occur, the KC Settlement Agreement failed because of a failure of conditions, and the First Plan had to be abandoned.

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

          v. Procedural Developments Contemporaneous With Or Subsequent to the Filing of the Application

         The First Plan and Disclosure Statement Accompanying the First Amended Joint Plan of Reorganization (as amended and modified, the "Disclosure Statement") were filed by the Debtors and the Bondholder Steering Committee on September 15, 2000. As noted above, the First Plan incorporated the terms of the conditional KC Settlement Agreement. The Application relating to the First Plan and the Disclosure Statement were filed on October 16, 2000.
         A hearing on the Disclosure Statement was originally set for October 19, 2000. On October 12, 2000, S.D. Warren Company Alabama, L.L.C ("S.D. Warren") filed an objection to the Disclosure Statement.10
         Thereafter, the Debtors, the Bondholder Steering Committee and S.D. Warren engaged in discussions regarding the possible resolution of the objection. In order to allow these discussions to proceed, the Debtors requested on several occasions that the Court continue the hearing on the Disclosure Statement. However, after negotiations taking place across several weeks, it became clear that Debtor, the Bondholder Steering Committee and S.D. Warren could not find common ground. In addition, it also become clear that certain conditions to the KC Settlement Agreement could not be satisfied, with the result that the KC Settlement Agreement, which formed the basis of the First Plan, could not be finalized.
         As a result, on February 21, 2001, the Second Plan and the First Amended Disclosure Statement were filed with the Bankruptcy Court. The Second Plan contemplated the continued operations by the Debtors of the Energy Complex and the assumption of the Debtors' prepetition energy services agreements with S.D. Warren and Kimberly-Clark Corporation (as successor to KCTC) ("Kimberly-Clark"). It did not contemplate any settlement with S.D. Warren or Kimberly-Clark, nor did it envision a renewal of operations of the New Pulp Mill.
         S.D. Warren and Kimberly-Clark filed objections to the First Amended Disclosure Statement. The Debtors subsequently filed modifications to the Second Plan and the First Amended Disclosure Statement on April 25, 2001, in part to address certain of the objections raised by S.D. Warren and Kimberly-Clark.
         On May 21, 2001, the Bankruptcy Court held a hearing on the objections to the First Amended Disclosure Statement. At that hearing, S.D. Warren withdrew its objection and the Bankruptcy Court overruled the objections of

_____________________

10 In the bankruptcy cases, S.D. Warren contended that it has overpaid Mobile Energy approximately $2.1 million in Demand Charges (as that term is defined in the underlying agreement) under its contract with the Debtors between March, 2000 through January, 2001. S.D. Warren further contended that it has been improperly charged fuel cost increases by Mobile Energy subsequent to the closing of the pulp mill. S.D. Warren and the Debtors have settled these matters and the Bankruptcy Court approved the settlement agreement on September 24, 2001. The settlement with S.D. Warren is more fully described below on pp. 11-12.

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Kimberly-Clark, conditioned on the Debtors making further modifications to the
First Amended Disclosure Statement as announced in court. The Bankruptcy Court further conditionally approved the First Amended Disclosure Statement, subject to the review and comment of the Commission and continued the hearing on the First Amended Disclosure Statement until July 17, 2001.
         On February 7, 2001, the Debtors filed a motion with the Bankruptcy Court seeking approval of Operational Energy Corp ("OEC") as interim operator of the Energy Complex in place of Mirant Services, both in an effort to pursue reduced O&M costs and consistent with contractual obligations with Mirant, as described below. The motion to approve OEC as operator was approved by the Bankruptcy Court on March 16, 2001.
         S.D. Warren and KC have reserved their rights to dispute Mobile Energy's ability to replace the operator of the Energy Complex with OEC, although S.D. Warren did not oppose the relief requested in the motion heard on March 16, 2001.
         Because conditions precedent to the full implementation of the KC Settlement were not realized, and therefore the KC Settlement is by its terms void ab initio, the arbitration (described in Item I.A.2.b.iv, second paragraph) between Mobile Energy and Kimberly-Clark11 that had been suspended in the wake of negotiations was resumed. The arbitrator's ruling was unsealed on March 16, 2001. The arbitrator found that there was a Pulp Mill Closure on September 1, 1999 and that KC had taken actions on site that give the right for Mobile Energy to reinstate the pulp mill Energy Services Agreement as of September 1, 1999. Consistent with its discussions with Kimberly-Clark in 1998 that Mobile Energy intended to reinstate the Pulp Mill ESA and the MOA because of Kimberly-Clark's activities on the Real Property, on March 28, 2001, Mobile Energy sent a notice to Kimberly-Clark that the Pulp Mill ESA and the MOA were reinstated as of September 1, 1999. Despite the fact that the Pulp Mill ESA has been reinstated, the chemical pulp mill is no longer operating and has been demolished.
         On April 23, 2001, Mobile Energy initiated an arbitration proceeding against Kimberly-Clark seeking an award of the approximately $93 million (through December 2001 and inclusive of interest) of Demand Charges Mobile Energy believes is owed by Kimberly-Clark by virtue of the reinstatement of the Pulp Mill ESA. The hearing on this matter was concluded in October 2001, and a decision was rendered in January 2002. The arbitrator determined that Kimberly-Clark was liable for an additional approximately $940,000 per month in Demand Charges beginning in March 2000 and continuing through December 2001. Kimberly-Clark has paid the disputed Demand Charges awarded by the arbitrator.

____________________

11 Kimberly-Clark is the successor to Kimberly-Clark Tissue Company by assignment. All assets and liabilities of KCTC were assigned to Kimberly-Clark on or about December 31, 2000. KCTC then was dissolved.

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

         On April 24, 2001, Mobile Energy filed another arbitration proceeding (the "Energy Charge Arbitration") to include a declaratory request that certain modifications made to the Energy Complex postpetition were proper, that certain processing charges collected from S.D. Warren were proper and a claim against Kimberly-Clark for increased demand and processing charges as a result of these modifications. On June 12, 2001, Mobile Energy amended this second arbitration against Kimberly-Clark and S.D. Warren and added a claim seeking to recover the capital costs for these modifications (approximately $18 million) pursuant to the provisions of the underlying agreements. After a settlement was reached with S.D. Warren, as described in more detail below, the hearing on the Energy Charge Arbitration was held in October 2001, and the arbitrator found that Kimberly-Clark should pay the disputed processing charges and the disputed capital costs for the modifications to the Energy Complex. Kimberly-Clark has paid the amounts determined by the arbitrator in the Energy Charge Arbitration to be due and owing.
         The adversary proceeding against Kimberly-Clark instituted by Debtors in the Bankruptcy Court (described in Item I.A.b.iii) has also been reactivated and on June 6, 2002, all remaining claims against Kimberly-Clark were dismissed by the Bankruptcy Court.
         Additionally, on January 12, 2001, Mobile Energy filed an adversary proceeding in the Bankruptcy Court against KC seeking to avoid approximately $1.7 million in prepetition transfers made to Kimberly-Clark Corporation by Mobile Energy. Mobile Energy contends that the transfers are avoidable as preferences under Section 547 of the Bankruptcy Code. Mobile Energy and Kimberly-Clark Corporation have agreed to abate the proceeding pending outcome of the assumption of the MOA.
         On December 29, 2000, Mirant Services transferred its 1% equity interest in Mobile Energy to Holdings. This transfer was required under Amendment No. 1 to the Cogeneration Development Agreement ("CDAA No. 1") and has the effect of simplifying the Debtors' corporate structure. Holdings now owns 100% of the equity interest in Mobile Energy. The equity ownership of Holdings was unaffected by the transfer.
         As described below, on May 16, 2001, the Bankruptcy Court approved Amendment No. 2 to the Cogeneration Development Agreement ("CDAA No. 2"). As a result of CDAA No. 2, the Debtors received a net amount of $5.0 million in cash in exchange for the relinquishment to certain contract rights.
         On August 27, 2001, the Debtors filed a motion with the Bankruptcy Court to approve an agreement between Mobile Energy and S.D. Warren to settle all disputes between them. The settlement allowed Mobile Energy to retain 100% of the approximately $13 million in disputed processing charges paid by S. D. Warren, and provides that S. D. Warren will pay all future processing charges to Mobile Energy according to the same method as previously billed to S. D. Warren. It also allowed the Debtors to immediately receive the discounted value of the 6


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

months of post-termination demand charges payable by S. D. Warren to Mobile Energy under the Master Operating Agreement, after crediting S. D. Warren for the disputed demand charges which would not have been billed but for the existence of the KC Settlement Agreement. Finally, it resolved other wind-down and potentially disputed business matters between the parties. The settlement with S.D. Warren also resolved all disputes with S.D. Warren over the disclosures made in the Second Amended Disclosure Statement as Modified and the Third Plan as Modified. The Bankruptcy Court approved the settlement with S.D. Warren on September 24, 2001.
         On May 7, 2002, Mobile Energy filed an arbitration proceeding against Kimberly-Clark seeking to recover demand charges relating to Kimberly-Clark's tissue mill. Mobile Energy seeks to recover $2.1 million from Kimberly-Clark. Kimberly-Clark denies Mobile Energy's claims and it has filed a counterclaim in the arbitration case against Mobile Energy for approximately $7 million in amounts it claims it overpaid Mobile Energy. Mobile Energy disputes the counterclaim filed Kimberly-Clark. On November 4, 2002, the arbitrator ruled in favor of Mobile Energy on all claims except for a relatively small claim involving how air compressor charges are divided among the Mill Owners and Mobile Energy. Importantly, the arbitration ruling resolved in Mobile Energy's favor the method for calculating demand charges owed by the Mill Owners under the Master Operating Agreement and the Energy Services Agreements.
         Comments and interventions with respect to the Application were due November 10, 2000. No comments or interventions were filed. On April 11, 2001, the Debtors filed the First Amended Application relating to the Second Plan and First Amended Disclosure Statement as filed on February 21, 2001. Comments and interventions were due May 7, 2001. No comments or interventions were filed.

          3.   Key Elements of the Third Plan as Modified

         The supporters of the Third Plan as Modified believe that the transactions proposed therein will provide the best chance to maximize recoveries to creditors and continue operations at the Energy Complex under the very difficult circumstances that existed after the pulp mill was shut down and which continue to this day. To better understand how the elements of the Third Plan as Modified function together, it is helpful to have a general overview of important components of the Energy Complex within the Industrial Complex. The Energy Complex currently is comprised of four power boilers, one recovery boiler, four turbine generators, two black liquor evaporator sets, various related waste treatment facilities, fuel and "liquor" storage, station control facilities and associated feedwater systems, air emissions controls, and other auxiliary systems. The combined facilities of the Energy Complex are currently designed to produce approximately 140 megawatts (gross) of electricity and approximately 2,200,000 lbs/hr of steam. In addition, the Energy Complex currently is designed to process approximately 2,750,000 lbs/day of virgin black liquor solids, although the Energy Complex has not processed any black liquor since the pulp mill ceased operations. During 1998, the Energy Complex provided 100% of the steam processing needs, and 98% of the aggregate power processing needs, of the mills, and 100% of the black liquor processing needs of the pulp mill.

         The Industrial Complex is comprised of the Energy Complex, KC's tissue mill, the pulp mill (which is no longer producing pulp)12 and the paper mill owned by S.D. Warren.13 As discussed further in this section below, on December 14, 2001, S.D. Warren closed its paper mill. Prior to KCTC's shutdown of pulping operations at the pulp mill, the Industrial Complex operated as a physically integrated complex that produced tissue and paper products from timber that was processed into bleached and unbleached pulp by KCTC's pulp mill. The pulp mill provided 85% of the fuel used by the Energy Complex in the form of biomass and black liquor. Following the shutdown of the pulp mill, the paper mill (until it closed on December 14, 2001) and the tissue mill have obtained the pulp they require from offsite sources, which is shipped to the site in dried form. Mobile Energy currently acquires all of the fuel required for the Energy Complex from offsite sources. Mobile Energy's current fuel sources are coal, biomass, and natural gas.

         Under the Third Plan as Modified, Southern's equity interests in Mobile Energy will be extinguished and the bondholders will end up as the exclusive equity interest holders in reorganized Mobile Energy. The allowed claims of non-insider creditors aside from the bondholders will be paid in full or reinstated. The claims of insiders of the Debtors are treated by agreement as set forth in the Third Plan as Modified.
         Because of the unwinding of the KC Settlement, the absence of the New Pulp Mill and the Cogen Project, the Third Plan as Modified focuses upon maintaining and furthering operating cost reductions in the context of continuing to provide services to those mills presently operating in the Industrial Complex (i.e., Kimberly-Clark's tissue mill), under the Energy Services Agreement in force prior to the negotiation of the KC Settlement (more fully described in the Second Amended Disclosure Statement as Modified attached as Exhibit A-1 hereto) and the reinstated Pulp Mill ESA. The Debtors have substantially reduced operating costs for the Energy Complex during their bankruptcy cases. The Debtors were required to terminate the former operator of

_________________

12 The pulp mill no longer operates as a chemical pulp mill. The chemical pulp mill itself has been demolished by Kimberly-Clark. However, Kimberly-Clark continues to operate components of the Pulp Mill (as defined in the MOA) and these pulp mill legacy assets continue to use the services provided by Mobile Energy under the Pulp Mill Energy Services Agreement.

13 See also Item 4, Part C for additional discussion of the impact of the closure of the paper mill.

the Energy Complex, Mirant Services (formerly known as Southern Energy Resources), by March 31, 2001 pursuant to the terms of the Cogeneration Development Agreement as amended. As a result, following a solicitation process OEC, an affiliate of Enron Corp., was selected as the new O&M operator to assume operation of the Energy Complex on an interim basis after March 31, 2001, pending confirmation of the Third Plan as Modified. The new operator has replaced Mirant Services and has implemented cost reductions.14
         To help assess the merits of the business strategy incorporated in the Third Plan as Modified, projections to be attached to the Second Amended Disclosure Statement as Modified, attached hereto as Exhibit A-3, take into account existing operations realities and cost reductions which have been achieved by OEC. Exhibit A-3 reflects S.D. Warren's closure of its Paper Mill and presumes that Kimberly-Clark continues to operate its remaining facilities at Site at a level consistent with the period beginning in mid-2002 and continuing through the present (the "Projections"). The Projections show positive cash flows and thus value to the bondholders, who will be the future owners of equity interests in Holdings under the Third Plan as Modified. The Projections also show greater value to the bondholders (and to unsecured creditors) under the Third Plan as Modified than they would receive in a liquidation. A copy of the Debtors' liquidation scenario is attached as Exhibit A-8.
         Under the Projections, Mobile Energy estimates that it will provide approximately 925,000 MMBtus of steam to the tissue mill each year through 2019. It also is anticipated that Mobile Energy will provide approximately 354,000 megawatt hours of electricity each year through 2019. The estimated usage for steam and power for 2003 and later years is approximately 55% and 110%, respectively, of the amount of steam and power provided to the tissue mill during 1998. Mobile Energy also intends to continue to sell electricity in excess of the mill owners' demands during peak periods into the wholesale market, but no additional revenues are included in the Projections on account of such sales. A schematic of the Debtors' anticipated operating configuration in this scenario is attached as Exhibit A-4.
         Further, the Third Plan as Modified contemplates that after Southern is divested of its ownership of Mobile Energy, reorganized Mobile Energy will qualify as a qualifying facility under the Public Utility Regulatory Policies Act of 1978 ("PURPA"), such that Mobile Energy will not be a public utility under PUHCA, and its owners will not be subject to regulation as public utility

____________________

14 OEC filed for bankruptcy in December 2001, as did Enron Corp. and other affiliates of OEC. OEC continues to operate the Energy Complex pursuant to the operating agreement between it and Mobile Energy. As a debtor under Chapter 11 of the Bankruptcy Code, OEC could elect to reject the operating between it and Mobile Energy. Management of Mobile Energy understands that risk and believes that in such event it could replace OEC with a new operator that would perform the same functions as OEC, and that there would be no interruption in services to Mobile Energy's customers.

holding companies. Mobile Energy previously filed an application with the Federal Energy Regulatory Commission seeking certification as a qualifying facility as of the Effective Date of the First Plan; however, the configuration presumed in the original application has been superceded by the configuration that serves as the basis for the Third Plan as Modified. An appropriate application will be made to seek qualification of assets of reorganized Mobile Energy that satisfy pertinent regulatory tests as a qualifying facility consistent with the business plan that forms the basis of the Third Plan as Modified. Mobile Energy anticipates filing the "self certification" application contemporaneously with its emerging from Chapter 11, which is anticipated to be in mid to late July 2003, depending on the timing of the Commission's decision on this Application. The certification will be effective immediately upon its filing with the Federal Energy Regulatory Commission.
4.       The Cogeneration Development Agreement

         In February 2000, the Debtors, Mirant Services and Mirant entered into the Cogeneration Development Agreement, as referenced above. For several reasons, including a dramatic rise in long-term (future) natural gas prices that negatively affected the economics of the Cogen Project from both the Debtors' and Mirant's point of view, the Cogeneration Development Agreement was amended twice, with the second amendment, CDAA No. 2, allowing the Debtors to realize $7.9 million in value by releasing the Debtors' rights to a GE combustion turbine that was to be contributed by Mirant. The practical effect of CDAA No. 2 is that the Cogen Project will not be developed by Mobile Energy under the Third Plan as Modified. Because the Cogen Project will not go forward, the projections attached hereto as Exhibit A-3 do not assume any revenues to be received from the Cogen Project.
         Under the Cogeneration Development Agreement, Southern, Mirant and Mirant Services had only limited ongoing obligations to the Debtors. Southern's existing obligations to the owners of the tissue mill, paper mill, and pulp mill under the Environmental Guaranty entered into in December 1994 and the Mill Owner Maintenance Reserve Account Agreement entered into in August 1995 were to continue. Mobile Energy agreed in the Cogeneration Development Agreement to compensate and indemnify Southern for any costs it incurred under either agreement. That compensation obligation is secured by a priority lien on Mobile Energy's assets. The indemnities in favor of Southern, Mirant and Mirant Services are described in Exhibit 1 and they continue in effect under CDAA No.
2. The amounts, if any, that may be owed to Southern, Mirant or Mirant Services under the surviving indemnities are not capable of being quantified at this time. The Debtors' management is unaware of any current obligations under the underlying agreements, and in any event, does not believe the Debtors' future obligations under the indemnities will have a materially adverse effect on the Debtors' future business operations.

         Under the Cogeneration Development Agreement, Mobile Energy and Holdings agreed to indemnify Southern from any taxes imposed on Southern which taxes are attributable to any net taxable income recognized by Mobile Energy or Holdings which exceed Southern's excess loss account balance with respect to its stock investment in Holdings as of the beginning of the tax period in which the excess loss account is triggered. Prior to the time that the excess loss account is triggered, Southern will remain responsible to pay the taxes which are attributable to any net taxable income recognized by Mobile Energy or Holdings. The maximum Southern obligation concerning the excess loss account can be estimated, recognizing that the balance fluctuates periodically, depending upon, inter alia, the results of operations of Mobile Energy and Holdings. As of December 31, 2002 the excess loss account is estimated at approximately $54.9 million. The federal statutory corporate income tax rate is 35%; therefore, under these circumstances, Southern's maximum potential exposure could approximate $19.2 million.
         The foregoing should be considered in light of Mirant's recent disaffiliation with Southern. In April 2000, Southern Company announced an initial public offering of up to 19.9% of Mirant Corporation - - formerly Southern Energy, Inc. -- and its intentions to spin off the remaining ownership of Mirant to Southern Company stockholders within 12 months of the initial stock offering. On October 2, 2000, Mirant completed an initial public offering of
66.7 million shares of common stock. On April 2, 2001, Southern Company made a tax-free distribution of the remaining ownership of 272 million Mirant shares.

          5.   Treatment of Claims under the Plan

         The bondholders under the Third Plan as Modified will receive shares in reorganized Holdings ("New
Common Stock").

               a.   Unsecured Creditors; Others

         Under the Third Plan as Modified, the claims of the general unsecured creditors and the claims of all other creditors, except Southern, Mirant and Mirant Services, and the bondholders, will be paid in full. The claims of unsecured creditors are approximately $511,000, without consideration of proof of claims (some of which claims have not been quantified by the claimants) from the mill owners against Debtors. Debtors are contesting the mill owners' proof of claims.

               b.   First Mortgage Bonds

         The First Mortgage Bonds (as defined in the Third Plan as Modified) were issued by Mobile Energy on August 1, 1995, in the original principal amount of $255,210,000 due January 1, 2017 and bearing annual interest at 8.665%. All of Mobile Energy's obligations under the first mortgage bonds are secured by liens and security interests against Mobile Energy's assets and are unconditionally guaranteed by Holdings.
         Under the Third Plan as Modified, the First Mortgage Bondholder Claims are deemed Allowed Claims for purposes of the Third Plan as Modified in the aggregate principal amount outstanding under the terms of the First Mortgage Bonds, plus interest accrued and unpaid through the day immediately prior to the Effective Date, minus (i) payments made to the Indenture Trustee and/or the Collateral Agent pursuant to orders of the Bankruptcy Court, and (ii) payments made to the Indenture Trustee and/or the Collateral Agent on account of the Maintenance Plan Funding Subaccount and the First Mortgage Debt Service Reserve Account.
         Each Holder of a First Mortgage Bondholder Claim shall receive in complete settlement, satisfaction and discharge of their First Mortgage Bondholder Claims, a Pro Rata Share of 72.967% of the New Common Stock of Holdings.

               c.   Tax-Exempt Bonds

         In December, 1983, the IDB issued tax-exempt bonds to finance the construction of the Number 7 Power Boiler and certain auxiliary systems which are "solid waste disposal facilities" as such term is defined in the Internal Revenue Code and the regulations promulgated thereunder (the "Solid Waste Disposal Facilities"). In December, 1984, the IDB issued tax-exempt bonds to refund the 1983 tax-exempt bonds.
         Refunding of the 1984 tax-exempt bonds occurred in 1995 by means of tax-exempt bonds in the original principal amount of $85,000,000 scheduled to mature January 1, 2020 (the "Tax-Exempt Bonds"). Concurrently with the issuance of the Tax-Exempt Bonds, Mobile Energy entered into an Amended and Restated Lease and Agreement with respect to the Solid Waste Disposal Facilities, and its obligations thereunder are secured by liens and security interests against Mobile Energy's assets and are unconditionally guaranteed by Holdings.
         Under the Third Plan as Modified, the Tax-Exempt Bondholder Claims are deemed Allowed Claims for purposes of the Third Plan as Modified in the aggregate principal amount outstanding under the terms of the Tax-Exempt Bonds, plus interest accrued and unpaid through the day immediately prior to the Effective Date, minus (i) payments made to the Tax Exempt Trustee and/or the Collateral Agent pursuant to orders of the Bankruptcy Court, and (ii) payments made to the Tax Exempt Trustee and/or the Collateral Agent on account of a letter of credit posted with respect to the Tax-Exempt Debt Service Account and a guaranty of the Maintenance Plan Funding Subaccount.
         Holders of Tax-Exempt Bondholder Claims shall receive in complete settlement, satisfaction and discharge of their Tax-Exempt Bondholder Claims,
(1) a Pro Rata Share of 27.003% of the New Common Stock of Holdings, and (2) such Holders shall retain a Pro Rata Share of $1,000,000 of their outstanding Tax-Exempt Bonds.

               d.   Southern's, Mirant's and Mirant Services' Claims

         As was described in the Application, Southern, Mirant, and Mirant Services shall receive the treatment provided in the Cogeneration Development Agreement and CDAA No. 1 thereto, and in the orders of the Bankruptcy Court, in full satisfaction of their claims. The Cogeneration Development Agreement is attached hereto as Exhibit B-1.
         Generally, Southern's claims received one of two different types of treatment. Southern pre-petition claims are classified for prioritization purposes as Class 8. The estimated recovery on account of such claims is approximately 0.3%. As a reflection of that level of recovery, Southern recorded an expense of approximately $69 million in the third quarter of 1999 to write down its equity investment in Mobile Energy Services Holdings, Inc. to zero. An additional expense of approximately $10 million was recorded in the third quarter of 2000 to reflect additional liabilities under the Cogeneration Development Agreement and CDAA No. 1. No further material impact on the consolidated capitalization is expected as a result of the proposed bankruptcy settlement.
         Southern post-petition claims are assigned to Class 3. Class 3 claims shall receive 100% payment under the Third Plan as Modified.

               e.   Post Reorganization Ownership Structure

         On the effective date of the Third Plan as Modified, Southern's interest in Holdings shall be canceled and extinguished. As a consequence, Southern's pre-petition shares in Holdings would no longer have any claim to voting rights, dividends or in fact any rights with respect to Holdings. Neither Southern nor any of its affiliates will hold any interest of any kind in either Holdings or Mobile Energy. The existing bondholders will hold the New Common Stock which will constitute the entire equity interest in the reorganized Holdings. Holdings will continue to own 100% of the equity ownership of Mobile Energy. Some of the existing bondholders may end up owning more than 10% of the equity ownership of Holdings, and unless otherwise exempted (see, e.g., the discussion of the qualifying facility exemption under PURPA supra at pp. 14-15), such ownership may give rise to such holders being subject to regulation under PUHCA.

               6.   Summary of Post-Reorganization Structure

         The First Mortgage Bonds and the Tax-Exempt Bonds will be exchanged for the New Common Stock of Holdings. The Debtors' proposed post-reorganization equity ownership structure is depicted in the following diagram:

                 -----------------------------------------------
                 |             Holders of Allowed              |
                 |     First Mortgage Bondholder Clarims       |
                 |and Allowed Tax-Exemept Bondholder Claims on |
                 |              The Record Date                |
                 -----------------------------------------------
                                       |
                                       |
                                      100%
                                       |
                                       |
                                ---------------
                                | Reorganized |
                                |   Holdings  |
                                ---------------
                                       |
                                       |
                                      100%
                                       |
                                       |
                               -----------------
                               |  Reorganized  |
                               | Mobile Energy |
                               -----------------


               7. The Bondholder Steering Committee Supports Approval of the Third Plan as Modified

         The ad hoc committee of Holders of Tax-Exempt Bonds and First Mortgage Bonds has established the Bondholder Steering Committee which is comprised of certain Holders of Existing Securities as constituted from time to time and First Union National Bank (ex-officio) as Indenture Trustee and as Tax-Exempt Trustee. At certain times, the Bondholder Steering Committee has been comprised of Credit Suisse First Boston Corporation ("CSFB"), Morgan Stanley, and Pan American Life Insurance Company (each of which holds First Mortgage Bonds); Franklin Advisors, Inc. and Van Kampen Investment and Advisory Corp. (each of which holds Tax-Exempt Bonds); and First Union National Bank (ex officio), as Trustee for the First Mortgage Bonds and Tax-Exempt Bonds. CSFB resigned from the Bondholder Steering Committee in December 2000 but rejoined the Bondholder Steering Committee in March 2001. Franklin Advisors, Inc. resigned from the Bondholder Steering Committee in February 2001. The Bondholder Steering Committee currently is comprised of CSFB and Morgan Stanley, and Wachovia Bank, National Association, formerly known as First Union National Bank (ex officio). The Bondholder Steering Committee previously has retained Debevoise & Plimpton, McDermott Will & Emery, and Silver, Voit and Thompson as their counsel and CIBC as their financial advisor. As of March 31, 2001, CIBC is no longer the financial advisor to the Bondholder Steering Committee. Greenburg Traurig is currently retained as local counsel to Silver, Voit and Thompson. The Bondholder Steering Committee, which collectively hold in excess of 70% of the First Mortgage Bonds and in excess of 64% of the Tax-Exempt Bonds, support confirmation of the Third Plan as Modified.

     B.   Bankruptcy Court Approval Process

          1.   General

         The Third Plan as Modified was filed with the Bankruptcy Court on December 14, 2001, along with the Second Amended Disclosure Statement as Modified. Under Section 1125 of the Bankruptcy Code, the Debtors may not solicit votes for acceptances of the Third Plan as Modified until the Bankruptcy Court approves the Second Amended Disclosure Statement as Modified as containing information of a kind, and in sufficient detail, adequate to enable creditors to make an informed judgment whether to vote for acceptance or rejection of the Third Plan as Modified. A hearing was held with the Bankruptcy Court on December 14, 2001, to determine whether the Second Amended Disclosure Statement as Modified meets the requirements of Section 1125. Subject to Commission review of this Application, the Bankruptcy Court approved the Second Amended Disclosure Statement as Modified on January 4, 2002.15
         Upon receipt of requisite approval of the Second Amended Disclosure Statement as Modified (together with any immaterial modifications thereof), the Debtors will solicit votes on the Third Plan as Modified. The solicitation process is expected to take approximately three weeks. After the votes are cast, a confirmation hearing will be scheduled and notice of the hearing will be provided to creditors and parties-in-interest. Creditors and parties-in-interest will have an opportunity to object to the confirmation of the Third Plan as Modified at the confirmation hearing. At the confirmation hearing, the Bankruptcy Court must determine whether the confirmation of the Third Plan as Modified meets the requirements of Section 1129 of the Bankruptcy Code. Only if the Bankruptcy Court determines that the Third Plan as Modified meets the requirements of Section 1129, may the Bankruptcy Court confirm the Third Plan as Modified.
         It should be noted that on February 4, 1999, an official committee of unsecured creditors (the "Committee") was appointed in the Mobile Energy and Holdings Chapter 11 cases. The Committee has not sought Bankruptcy Court approval to retain counsel or any other professionals to represent its interests. The Committee has not been actively involved in these cases.


_______________________________

15 The Second Amended Disclosure as Modified which is attached hereto as Exhibit A-1, contains modifications to the disclosure statement which was approved by the Bankruptcy Court on January 4, 2002. Such modifications (1) reflect the removal of the election to receive member interests in Mobile Energy, and (2) update the disclosure statement for events occurring since December 14, 2001. Mobile Energy and Holdings will seek Bankruptcy Court approval of the modifications upon approval of this Application.

     2.   Feasibility

         One of the prerequisites to confirmation under Section 1129 of the Bankruptcy Code is that the Bankruptcy Court determine that a plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the debtors or any successor to the debtors under the plan. This is commonly referred to as the requirement that a plan be "feasible."
         The Debtors believe that the Third Plan as Modified is feasible. See Second Amended Disclosure Statement as Modified, Section XV.B.2. The material risks associated with the Third Plan as Modified are described in the Second Amended Disclosure Statement as Modified in detail (see Article XI thereof). The First Plan relied upon projections that included revenues derived from the successful completion of the Cogen Project (with significant anticipated sales of power into the wholesale market) and the New Pulp Mill, and upon a modified Energy Services Agreement with Kimberly-Clark, the owner of the tissue mill, that placed fuel price risk on the Debtors (the existing Energy Services Agreements place fuel price risk on the respective mill owners) in order to make the payments required to service the $70 million of secured debt that the Debtors would have issued under the First Plan. As a consequence, fuel price increases, transmission capacity constraints, and Cogen Project financing risks were all discussed as risk factors in the original Disclosure Statement.
         The Third Plan as Modified converts all of the claims of the First Mortgage Bondholders and the Tax-Exempt Bondholders to equity (except for the $1,000,000 of Tax-Exempt Bonds which will remain outstanding), and the projections attached to the Second Amended Disclosure Statement as Modified (i) do not include revenues from the Cogen Project or the New Pulp Mill; and (ii) assume that the existing Energy Services Agreements (which place the risk of fuel increases on the Mill Owners) remain in place. As a consequence, the discussion concerning the above risk factors has been deleted from the Second Amended Disclosure Statement as Modified.
         The revised capital structure contained in the Third Plan as Modified (i.e., the elimination of $70 million of secured debt), the Debtors' exclusion of any revenues attributable to the Cogen Project or the New Pulp Mill in its projections and the fact that fuel costs are borne by the Mill Owners as opposed to the Debtors further ensures the feasibility of the Third Plan as Modified.
         The projections attached hereto as Exhibits A-3 and A-4 assume gas prices of $4.15 per MMbtu beginning in 2003 and escalating at 1.5% thereafter. These projections show that the Debtors can continue to operate even though S.D. Warren has elected to close its mill.

Item 2.  Fees, Commissions and Expenses

         The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with filing of this Amended Application by Mobile Energy and Holdings are not expected to exceed $150,000 and are expected to be comprised primarily of fees for ordinary legal and accounting services. None of such fees, commissions or expenses will be paid to any associate company or affiliate of the Debtors.

         There are set forth below the estimated fees and expenses expected to be incurred by Debtors in connection with the entire bankruptcy cases, including without limitation the preparation of the First Plan, the Second Plan, the Third Plan as Modified, the Disclosure Statement, the First Amended Disclosure Statement and the Second Amended Disclosure Statement as Modified; the prosecution of litigation with KC, and this Amended Application and related transactional documents.

Services of Cabaniss, Johnston, Gardner, et al., counsel
    to Debtors....................................................$400,000.00

Services of Andrews & Kurth L.L.P., special counsel
    to Debtors..................................................$9,500,000.00

Services of Price Waterhouse Coopers..............................$900,000.00

Services of FORCAP  International Inc...........................$1,900,000.00

Miscellaneous, including filing and recording fees,
    postage, travel, telephone and other incidental expenses........$9,000.00

Total..........................................................$12,209,000.00

The foregoing fees are to be paid by or have been paid by Mobile Energy or Holdings.

Item 3   Applicable Statutory Provisions

          A    Summary

         Petitioners seek that authorization necessary under the Act to disseminate the Third Plan as Modified to parties in interest in order to solicit votes to approve or reject same, including the Commission's report approving the Third Plan as Modified and Second Amended Disclosure Statement as Modified under Section 11(g) and the rules promulgated thereunder, and any related or ancillary authorizations that may be necessary. Petitioners also seek approval of the ballots and the notice of confirmation date and objection deadline which will be sent to creditors entitled to vote on the Third Plan as Modified. The ballots and the notice of confirmation collectively are attached hereto as Exhibit A-1A.

     Petitioners, therefore, request that authorization under the Act necessary to the extent applicable to:

     (1) Obtain approval of the Second Amended Disclosure Statement as Modified and the Third Plan as Modified;

     (2) Observe and perform (if necessary), the indemnities identified in the Third Plan as Modified, as described above, for the reasons described in Item 3, Part B. 2, infra;

     (3) Extinguish and void the Southern Company's equity ownership interests in either Holdings and Mobile Energy or in Mobile Energy;

     (4) Take such other actions necessary to consummate the Third Plan as Modified; and

     (5) Issue a Commission report under Section 11(g) of the Act.

     Petitioners request that the Commission waive the filing of a separate Form U-R-1, if otherwise applicable, since all the requisite information will be included in the Second Amended Disclosure Statement as Modified and the Third Plan as Modified filed as exhibits hereto.

         Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.
         Southern currently meets all of the conditions of Rule 53(a). At December 31, 2002, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $321.9 million, or 6.81% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), as of December 31, 2002 ($4.730 billion).16

_______________________

16 As discussed in Southern's Application on Form U-1 (File No. 70-9727) relating to the spin-off of Mirant Corporation ("Mirant"), Southern and Mirant reorganized certain energy-related and FUCO activities and Mirant completed a tax-free distribution to Southern of these activities on March 5, 2001 (the "Mini-Spin"). On April 2, 2001, Southern completed the spin-off of its remaining ownership interest in Mirant to Southern's shareholders. Therefore, the four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GAMOG Lease, Inc. and NUON Lease, Inc.) obtained through the Mini-Spin are the only remaining FUCO investments held by Southern. Although Southern now owns all of the equity in these companies as a result of the Mini-Spin, Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to Southern Energy Finance Capital Corp. II, Southern Energy Finance Capital Corp. or to Southern Energy Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $416 million as of December 31, 2002.

          B.   Item-Specific Analysis

               1. Approval of the Third Plan as Modified- Sections 11(g), 11(f), 12(e), 12(f), 6(a), and 7 of the Act.

         Support of the Third Plan as Modified will be solicited in conjunction with the Bankruptcy Court proceedings. Interested parties will have an opportunity to comment, and make their positions known to the Bankruptcy Court prior to that Court's final approval of the Third Plan as Modified (see Section 11(g) of the Act).

         Further, the solicitation will involve the securities of a subsidiary company within the meaning of the Act (see Item 1, Part A.2 and 3, supra). While Applicants are not aware of any rules, regulations or orders under Section 12(e) of the Act which would be contravened by the proposed transaction, nonetheless, Applicants seek authorization under Section 12(e) as necessary. Similarly, Applicants are not aware of any rules, regulations, or orders under Section 12(f) of the Act regarding negotiations or transactions contravened by the course of negotiations between creditors, the Debtors and customers of Debtors in conjunction with the Third Plan as Modified (see supra, Item 1, Part A.2.b, 3-5) but nonetheless seek authorization under Section 12(f) as necessary. Applicants seek authorization under Section 7 of the Act necessary to issue such securities.
         Moreover, the rights of, priorities, voting power and preferences of holders of outstanding securities of Holdings may be altered under the Third Plan as Modified, and Southern's indirect ownership of Mobile Energy will be extinguished (see Item 1, Part A. 3).
         Section 7(d) of the Act requires the Commission, in reviewing the issuance of new securities, to consider whether the new security is reasonably adapted to the security structure of the company issuing the security and other companies in the registered holding company system. Of course, once the Third Plan as Modified has been approved, Holdings will no longer be a member of a registered holding company system, nor will it have to devote time and resources to managing or resolving conflicts and business operations associated with Mobile Energy and the Mill Owners. Moreover, the issuance of the new securities is reasonably adapted to the security structure of reorganized Mobile Energy. The new securities and other steps contemplated by the Third Plan as Modified greatly reduce the burden of debt service on the reorganized Debtors arising from the First Mortgage Bonds and the Tax-Exempt Bonds. Therefore, Debtors will become de-leveraged under the Third Plan as Modified which will increase cash flow, and allowing Debtors additional flexibility in their business planning. In light of the increasingly volatile nature of power prices in the wholesale electricity markets, thickening the equity component of the capital structure is appropriate to provide some measure of financial protection from such volatility.

2.       Indemnities and Act-Sections 12(a) and (b) and Rule 45 of the Act

         As part of the effort to develop the Cogen Project, Southern, Mirant, Mirant Services or its predecessors, Mobile Energy and Holdings exchanged agreements to reimburse one another for certain costs (see Item 1, Part A.4. and Exhibit 1 hereto). These agreements could have created liability for Southern if Southern had triggered a deconsolidation of Holdings from the Southern tax group prior to July 31, 2001. Under the Cogeneration Development Agreement together with its amendments, Mirant and Mirant Services (formerly SEI and Southern Energy Resources) also would be liable to reimburse Holdings and Mobile Energy for any costs they may incur arising out of their negligence or willful misconduct.
         Under the caption "Borrowing from other companies in the same system,"
Section 12(a) of the Act makes it unlawful for a registered holding company to "borrow, or receive any extension of credit or indemnity" from one of its subsidiary companies or a public utility company in the same holding company system. In like fashion, under the heading "Loans to other companies in the same system," Section 12(b) of the Act makes it unlawful for any registered holding company or subsidiary company thereof to, "lend or in any manner extend its credit to or indemnify" any company in the holding company system in contravention of Commission rules, regulations and orders. Applicants are not aware of Commission rules, regulations or orders issued under Section 12(b) of the Act that would be contravened by the Third Plan as Modified.
         The reciprocal arrangements here at issue do not involve a proposal to "borrow, or receive any extension of credit or indemnity" within the meaning of the Act and are consistent with the standards of the Act, including Sections 12(f) of the Act. Section 12 of the Act undertakes to regulate extensions of credit among subsidiaries and their registered holding company systems. An indemnification agreement incidental to a lawful transaction between affiliates would be subject to such conditions as the Commission might prescribe in the public interest pursuant to Section 12(f) of the Act, but, Applicants respectfully submit, not Section 12(a). When a party contractually agrees to bear responsibility for a portion of a transaction, the resulting responsibility for claims does not constitute an extension of credit and therefore does not fall within the intended ambit of Section 12(a) of the Act.
         In this instance, Mobile Energy and Holdings have little in the way of credit to confer upon Southern. Such benefit as may exist in the relationship is not the enhancement of Southern's credit by association with Mobile Energy and Holdings, nor the "milking" of the assets of Mobile Energy and Holdings by Southern.
         None of the purposes of the Act would be served by construing the prohibition of extensions of credit by subsidiaries of a registered holding company in favor of the holding company to prohibit the transactions here at issue. Section 12(a) was imposed to prohibit "upstream loans" - - loans from an operating utility to its registered holding company. It was enacted to stop "the further milking of operating companies in the interest of controlling holding-company groups." 74th Congressional Committee on Interstate Commerce, Hearings on S. 1725 at 59 (April 26-29, 1935).
         With respect to the construction of Section 12(a), the Commission has recognized that the creation of bona fide reciprocal obligations does not give rise to the extensions of credit that the Act was intended to prohibit. Mississippi Valley Generating Co. v. United States, 175 F. Supp. 505, 520-21 (Ct. Claims 1959), affirming Mississippi Valley Generating Company, HCAR No. 12794 (1955). The legislative history of the Act indicates a concern with public utility subsidiaries and subsidiary public utility holding companies extending their credit to a holding company. Section 1(b) of the Act reflects this legislative history through its findings in subsections 1(b)(2) and 1(b)(3) of abusive transactions harmful to "subsidiary public-utility companies." Section 1(c) of the Act, in turn directs the Commission to interpret the Act "to meet the problems and eliminate the evils" as therein enumerated.
         The provisions of the agreements here at issue are not "upstream loan[s]" as conceived by the legislative history, and therefore are not the type of transaction that Section 12(a) was designed to prevent. The Second Amended Application does not present the case of the holding company obtaining any type of financing from a public utility operating company or sub-holding company. It simply involves the reimbursement of Southern by Mobile Energy of certain identified forms of liability caused by Mobile Energy, and reciprocal obligations by Southern in the event its actions trigger liability for Debtors prior to July 31, 2001. Provisions such as those here at issue (e.g., based on environmental claims) are commonplace in arms' length commercial transactions. Indeed, as noted in the Application (Item No. I, Part A. 2.b.i.), the Commission in 1994 reviewed underlying environmental agreements between Scott and Holdings; some of the contractual obligations here at issue would not exist but for the underlying environmental agreements discussed in the Commission's 1994 order. Further, as explained supra, the tax de-consolidation agreement works both ways, making Mobile Energy one of its beneficiaries, and does not involve a unilateral conveyance to Southern of the credit stature (such as it is) of an entity filing for bankruptcy court protection. Moreover, the Cogeneration Development Agreement, as amended, under which the obligations arise here has been reviewed and approved by the Bankruptcy Court following hearings; the Bankruptcy Court by statute has the obligation to determine whether the arrangement is fair and reasonable to creditors while affording the Debtors a reasonable chance to go forward.

         The Commission considers the substance of a transaction over its form.17 Southern is not receiving an "extension of credit" or borrowing money raised on the credit of the Debtors. The statute on its face is focused on "loans," "borrowing," an "extension of credit" and the like. Southern will merely receive payment of liability it incurs to a third party from claims caused by Mobile Energy or Holdings and the latter subsidiaries obtained comparable rights from Southern. Moreover, the reciprocal agreements here at issue hasten the day when Debtors will become disaffiliated from Southern, help untangle the network of obligations and exposure Southern experiences under the present arrangements, and thus hasten the day when even the theoretical concern of abusive loans to the holding company will no longer be a concern.
         As described in this Second Amended Application, the Amended Application and the Application, Southern is in the process of extracting itself from a wide-ranging series of obligations to the bankrupt entities. These obligations arose from Southern's various roles and those of its former subsidiary Mirant, inter alia, as equity interest owner and as party to the Cogeneration Development Agreement and CDAA No. 1. For instance, under the Cogeneration Development Agreement (prior to its amendment) Mirant would have had the obligation to make a significant additional equity investment if called upon by the bondholders under certain conditions, which investment would have had to be made through Southern. The process of reducing Southern's exposures arising from its various roles has been a continuous one that has evolved through negotiations with the bondholders and others. Southern's present obligations result from bargaining among stakeholders, and is not the product of a unilateral determination by Southern of what is appropriate. Thus, when viewed as part of the process of reducing potential claims upon Southern based upon its roles as, inter alia, equity interest owner, potential project development participant, potential financier, facilities operator, etc., the current level of obligations represents a substantial reduction in the scope of exposures and obligations. Southern's ability to transition out of its historical roles and exit as an active participant from day-to-day business operations of bankrupt entities is conditioned by compliance with the remaining, much-reduced level of obligations that were negotiated with the bondholders. In this unique historical environment, the foregoing limited obligations are a reasonable and commercially-dictated means of transitioning Southern out of its prior, much more expansive obligations and exposures.

_________________________

17 See Mississippi Valley Generating Company, supra, HCAR No. 12794, 1955 SEC LEXIS 450. In the Southern Company, HCAR No. 27134 (February 9, 2000) the Commission recently applied this principle in order to approve a financing subsidiary structured to permit Southern to engage in trust preferred and debt financing. In administering the accounting provisions of the Act, the Commission adheres to the precept that the substance of a transaction, and not its form, should control. See Accounting Treatment of Leases, HCAR No. 17772 (November 17, 1979). Similarly, despite the apparently absolute requirement under Section 9(a)(2) of the Act concerning approval of the acquisition of securities of public utilities, when the substance of the transaction has involved an acquisition of public-utility assets otherwise authorized under the Act, the Commission has looked to the substance instead of adhering to the form. See New England Electric System, HCAR No. 18254, text at n.11 (January 11, 1974) ("the acquisition of stock is simply a method of transferring title to the assets").

          3. Extinguishment and Voiding of Southern's Equity Interest in Holdings - Sections 12(d) and 2(a)(23) of the Act

         The Third Plan as Modified specifies that Southern's equity interests in Holdings will be extinguished. Section 12(d) of the Act makes it unlawful for any registered holding company to "sell" any security which it owns in any public utility company, in contravention of Commission rules, regulations or orders. To the extent that Commission rules, regulations or orders apply to the extinguishment of equity interests as contemplated by the Third Plan as Modified, authorization would be necessary. While Applicants do not believe that Commission rules, regulations and orders reach the fact pattern presented under either alternative (e.g., extinguishment of the existing equity either in Holdings or in Mobile Energy), if the Commission reaches a contrary conclusion, Applicants request such authorization as would be necessary to effectuate either alternative.

          4. Take such other action as is necessary to consummate the Third Plan as Modified-Commission Rule 64

         Rule 64 provides that any application for approval of a plan of reorganization under Section 11 of the Act shall be deemed to include all applications and declarations under the Act otherwise required as to any action necessary to consummate such plan. 17 C.F.R. ss. 250.64 (2000). As is evident from the foregoing, the Third Plan as Modified involves multiple aspects. The discussion of Sections 11, et al. of the Act, in Item 3, Part B.2, supra, describes important aspects of the Third Plan as Modified.

          5.   Issuance of a Commission Report Under Section 11(g) of the Act.

         Section 11(g) of the Act provides the circumstances under which a plan of reorganization is to be accompanied by a report on the plan made by the Commission. As noted supra in the discussion of Section 11 of the Act, the Applicants will be soliciting the votes of interested parties entitled to vote on the Third Plan as Modified. Applicants respectfully request that any report issued by the Commission concerning the Third Plan as Modified determine that the Third Plan as Modified does not contravene portions of the Act or regulations issued thereunder, and is fair to investors, as summarized in the following section.

     C.   Macro Analysis

         The Third Plan as Modified and related transactions are reasonable - indeed the best option available - under the difficult circumstances surrounding the interested parties. In summary, the Third Plan as Modified provides benefits to diverse, in some circumstances adverse, economic interests with a stake in Debtors' future viability. For example, the Third Plan as Modified is fair to investors in Southern and to Southern itself, will simplify Southern's holding company structure, free Southern's management from significant commitments of time to the Debtors' affairs, and eliminate or minimize the burden upon Southern of a number of significant contingent liabilities. The Debtors will be permitted to go forward with a business plan that presents the opportunity for continued operations, eliminating most of the debt burden associated with the First Mortgage Bonds and Tax-Exempt Bonds as described above and without regulatory obligations occasioned by Southern's ownership of indirect equity interests in Mobile Energy. Bondholders, more than 64% of which are already known to support the Third Plan as Modified, can potentially experience significantly better recovery under the Third Plan as Modified than under liquidation, and will obtain the entire indirect equity ownership of Mobile Energy, thus enhancing their ability to affect management Mobile Energy. The remaining customer at the facility will have a supplier of electric and steam processing services with a much lower level of indebtedness to service.
         Once the Third Plan as Modified is confirmed and the disaffiliation of Southern and Mobile Energy occurs, Mobile Energy will no longer be able to use Southern Company Services ("SCS"). Like certain other holding company structures, Southern utilizes a service company to capture efficiencies by performing tasks common to multiple operating affiliates. Holdings and Mobile Energy have not utilized SCS to any material extent, and terminating Mobile Energy's access is both consistent with its anticipated non-affiliated status and reduces potential claims upon, and distractions to the central mission of, SCS.
         Southern as an investor in Mobile Energy has devoted significant resources and time to the enterprise during the course of its investment, which level of commitment can be radically reduced upon successful implementation of the Third Plan as Modified. The Third Plan as Modified also allows Southern to obtain reimbursement from Mobile Energy secured by a first priority lien on Mobile Energy's assets for approximately $19 million of contingent obligations related to guarantees Southern has previously provided of Mobile Energy's obligations. Particularly, Southern at present is obligated to guarantee Mobile Energy's separate bi-lateral agreements with mill owners entered into during 1994 whereby Mobile Energy will indemnify the mill owners for environmental damage under certain circumstances with such guarantee capped at $15 million in 1994 dollars. See, Item 1, Part A. 2. b. supra. At present, that contingent exposure can approximate $18 million, reflecting adjustments to update the figure for the effects of inflation. Additionally, under a separate agreement with Mobile Energy and the owners of these mills, Southern guarantees Mobile Energy's obligation to provide $2 million to a maintenance fund in the event Mobile Energy's failure to perform results in the exercise by the mill owners of certain rights they hold to step in and operate the Energy Complex. Under the Cogeneration Development Agreement, Southern is indemnified by Mobile Energy against costs it incurs under these contingent obligations with such indemnity secured by a first priority lien on Mobile Energy's assets.
         The same conclusion applies if the Third Plan as Modified is analyzed from the perspective of Southern's investors. Southern's contingent risk exposure is reduced under the Third Plan as Modified, as described above. Southern previously has written off the cost of its Holdings common equity. No further write-off by Southern for its Holdings equity interests is necessary. Consequently, implementation of the Third Plan as Modified produces no additional change in Southern's balance sheets.
         Bondholders have good reason to support the Third Plan as Modified as well. Prior to the closing of the pulp mill, the Debtors generated sufficient cash to make the annual payments totaling approximately $36 million that were required to service the pre-petition bondholder debt (which had an outstanding balance of approximately $300 million as of the petition date). However, now that the pulp mill has ceased operations, revenues attributable to pulp mill operations (which accounted for approximately one-half of the Debtors' revenues) no longer are being received. Moreover, as noted above, the inexpensive source of fuel for Mobile Energy in the form of biomass and black liquor also was lost when the pulp mill shut down, increasing Mobile Energy's variable operating costs on a unit basis, and commensurately reducing the portion of the cash stream that would remain available to service debt costs. The Debtors are unable to make the payments required under the existing bonds and, absent reconfiguring their operations and reducing operating costs, are unable to operate at a profit. Moreover, S.D. Warren, the owner of the paper mill at the facility, closed its facility on December 14, 2001. Under the Third Plan as Modified and related transactions, by virtue of reducing costs, reconfiguring operations and converting the existing bonds into equity, the Debtors have a better opportunity to generate cash available for distributions to equity owners given these circumstances. In addition, this capital structure enables the Debtors to continue operations without being in default after S.D. Warren closes its paper mill, which would not be the case absent this restructure. In other words, the Third Plan as Modified presents the bondholders with the potential for continued operations and a greater recovery compared to the scenario without the Third Plan as Modified. Based upon an analysis contained in the Second Amended Disclosure Statement as Modified (see Article XI thereof), proponents of the Third Plan as Modified believe that creditors will receive as much or more under the Third Plan as Modified as they would receive in a Chapter 7 liquidation.
         Finally, Debtors' long-term debt obligations and the cost of servicing that debt will be greatly reduced; entities whose prior ownership of Mobile Energy consisted solely of fixed rate debt now will accept equity interests in Holdings, reducing inflexible financial payment obligations to them by Mobile Energy. The Debtors' business also will benefit from reduced regulatory burdens associated with the Third Plan as Modified (e.g., the cessation of Southern's ownership interest; qualifying facility status).
         Consequently, the Third Plan as Modified and related transactions represent the best opportunity, given the facts, for the participants to go forward and obtain value, or minimize exposure, in admittedly challenging circumstances.

Item 4.  Regulatory Approval

         a. Authorization for a change in the indirect ownership of Mobile Energy (via the receipt by the bondholders of equity ownership interests in Holdings) was received from the Federal Energy Regulatory Commission under Federal Power Act ("FPA") Section 203. Mobile Energy anticipates that shortly it will file an amended application for authorization under FPA Section 203 to change the ownership of Mobile Energy. Aside from FPA Section 203 authorization, to Applicants' knowledge, consistent with the opinions expressed in Exhibit F attached hereto, no other state or federal regulatory authorization is necessary in order to implement the transactions contemplated by the Third Plan as Modified.
         b. See (a). Approval of the Bankruptcy Court is being sought for the Second Amended Disclosure Statement as Modified and Third Plan as Modified; further, obtaining a determination that existing electric generation facilities constitute qualifying facilities for purposes of PURPA, may involve regulatory determinations from or filings with FERC.

Item 5.  Procedure

         (a) Debtors hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, and (iii) specify that the Division of Investment Management may assist in the preparation of the Commission's order and the date on which it is to become effective.
         The Debtors hereby request that the Commission publish any notice under Rule 23 the Commission deems necessary with respect to the filing of this Application as soon as practicable and that the Commission's orders be issued as soon as possible. A form of amended notice suitable for publication in the Federal Register is attached hereto as Exhibit H.
         To the extent required, the Debtors respectfully request the Commission's approval, pursuant to this Second Amended Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 above or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date but in any event not later than May 31, 2003.

Additionally, the Debtors (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.
         Applicants also respectfully request that with respect to 17 C.F.R. ss. 250.24(c)(1)(2000), instead of requiring that transactions authorized by the Commission be consummated within 60 days, the Commission exercise the discretion vested in it by that provision and authorize consummation within such time as is necessary therefor. As the foregoing Second Amended Application attests, the factual pattern and the bankruptcy process renders consummation of the Third Plan as Modified cumbersome and time-consuming. Rather than further burdening the Commission with another review process in the event that consummation of the Third Plan as Modified is not completed within the precise 60 day limit, Applicants respectfully request that the Commission authorize the transactions contemplated by the Third Plan as Modified to be completed in such time frame as is necessary to successfully complete the transactions.

Item 6.  Exhibits and Financial Statements

a.       EXHIBITS

          A-1 Second Amended Disclosure Statement as Modified (without exhibits)*

          A-1A Ballots and Notice of Confirmation*

          A-2  Third Plan as Modified*

          A-3  Projections*

          A-4  Plant Schematic (KC only)*

          A-5  Common Services chart*

          A-6  Liquidation Analysis*

          B-1  Mobile Energy Cogeneration Development Agreement*

          B-2  CDAA No. 1*

          B-3  CDAA No. 2*

          E-1  Site Map (paper copy)*

          E-2  Map of Energy Complex (paper copy)*

          F-1    Opinion of Counsel

          F-2    Opinion of Counsel

          H    Form of Notice Suitable for Publication in the Federal Register*

          I.   Summary of Pertinent Indemnities*

          J.   '99 /'00 Income Statement and Cash Budget*



* Previously Filed

b.       FINANCIAL STATEMENTS

                    (1) Mobile Energy and Holdings

                         a. Balance Sheets of Mobile Energy Services Company,
                    L.L.C. and Mobile Energy Services Holdings Inc. as of March 31, 2003, and pro forma as of June 30, 2003.

                         b. Income Statements of Mobile Energy Services Company,
                    L.L.C. and Mobile Energy Services Holdings Inc. as of March 31, 2003, and pro forma as of June 30, 2003.

                    (2) Southern Company

                    Consolidated balance sheet of The Southern Company and its subsidiaries at December 31, 2002. (Designated in Southern's Form 10-K for the year ended December 31, 2002, File No. 1-3526.)

                    Consolidated statements of income and cash flows for The Southern Company and its subsidiaries for the year ended December 31, 2002. (Designated in Southern's Form 10-K for the year ended December 31, 2002, File No. 1-3526.)

                    Since December 31, 2002, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of the subsidiaries or of The Southern Company and its subsidiaries consolidated from that set forth in or contemplated by the foregoing financial statements.

Item 7.  Information as to Environmental Effects

     a. The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

     b. No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.


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                                       33

Signatures

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned who are duly authorized.

Dated: July 18, 2002

                                       MOBILE ENERGY SERVICES COMPANY, L.L.C.
                                       50 Bay Bridge Road
                                       Mobile, Alabama  36610

                             By:      MOBILE ENERGY SERVICES HOLDINGS, INC.
                             Its:     MANAGING MEMBER

                             By:      /s/James T. Stewart
                             Its:       President



                                     MOBILE ENERGY SERVICES HOLDINGS, INC.
                                     50 Bay Bridge Road
                                     Mobile, Alabama  36610


                            By:      /s/James T. Stewart
                            Its:      President


                                    THE SOUTHERN COMPANY
                                    270 Peachtree Street
                                    Atlanta, GA 30303

                           By:      /s/Tommy Chisholm
                                    Tommy Chisolm
                           Its:     Secretary